Filed by Republic Services, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Republic Services, Inc.
(Registration No. 333-152693)

Media:	Investors:
Will Flower	Ed Lang
(954) 769-6392	(954) 769-3591
or
James P. Zeumer	Tod Holmes
(480) 627-2785	954) 769-2387

For Both:
Chuck Burgess
The Abernathy MacGregor Group
(212) 371-5999
REPUBLIC SERVICES AND ALLIED WASTE
EXPECTED TO COMPLETE MERGER DECEMBER 5
Fort Lauderdale, Fla. and Phoenix (December 4, 2008) — Republic Services, Inc. (NYSE: RSG) and Allied Waste Industries, Inc. (NYSE: AW) announced that they reached an agreement yesterday with the U.S. Department of Justice to allow completion of their pending merger and that, this afternoon, this agreement was endorsed by the U.S. District Court in Washington, D.C. The parties expect to finalize their merger on Friday, December 5, subject to completion of certain administrative formalities.
About Republic Services, Inc.
Republic Services, Inc. is a leading provider of solid waste collection, transfer and disposal services in the United States. The Company’s operating units are focused on providing solid waste services for commercial, industrial, municipal and residential customers.
Information Regarding Forward-Looking Statements
The statement that the parties expect to close their merger tomorrow is a “forward-looking statement” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. This forward-looking statement is based on current expectations, but is subject to number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectation expressed in such forward-looking statement, many of which are beyond the control of Republic and Allied. This includes the risk that not all conditions to consummation of the proposed transaction will be satisfied tomorrow. Potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statement made herein is only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.

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